THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 38

FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of November 2003

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes	No	X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the revised unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on September 30, 2003, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on November 6, 2003.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, November 6, 2003

Sirs

Comisión Nacional de Valores

Present.-

Attention: Dra. Aida Lamus

President

Dear Dra. Lamus,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the revised unaudited Financial Statements as of and for the period ended September 30, 2003, which includes its respective notes, that are presented comparative to the previous year ago period (2002).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Gustavo Antonetti

Gustavo Antonetti

Strategic Planning and Investor Relations Director

Cantv

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA

(CANTV) AND SUBSIDIARIES

Consolidated financial statements

as of September 30, 2003 and 2002

and for the nine months ended

September 30, 2003 and 2002

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In millions of constant bolivars)

	September, 30
	2003	2002
		(Restated)
ASSETS
CURRENT ASSETS:
Cash and temporary investments	820,885	651,100
Accounts receivable, net	429,831	593,454
Accounts receivable from Venezuelan Government entities	93,043	92,621
Inventories and supplies, net	75,879	169,236
Other current assets	32,865	39,884

Total current assets	1,452,503	1,546,295
Property, plant and equipment, net	3,734,412	4,403,777
Cellular concession, net	154,577	159,964
Other assets	365,683	382,144

Total assets	5,707,175	6,492,180

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	199,477	98,526
Accounts payable	358,537	453,045
Accrued employee benefits	134,954	103,177
Short-term pension and other post-retirement benefit obligations	38,590	31,750
Deferred revenue	99,140	107,212
Other current liabilities	272,279	291,358

Total current liabilities	1,102,977	1,085,068
LONG-TERM LIABILITIES:
Long-term debt	180,841	435,642
Pension and other post-retirement benefit obligations	725,512	874,647

Total liabilities	2,009,330	2,395,357

Minority interests	2,601	3,714

STOCKHOLDERS’ EQUITY:
Capital stock inflation adjusted (equivalent to nominal capital stock of Bs. 34,173)	2,041,744	2,041,744
Additional paid-in capital	32,213	32,213
Retained earnings	1,373,413	1,758,928
Legal reserve	259,040	259,040
Employees benefits shares	(79,025)	(80,057)
Other adjustments	67,859	81,241

Total stockholders’ equity	3,695,244	4,093,109

Total liabilities and stockholders’ equity	5,707,175	6,492,180

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of constant bolivars, except information per share and per ADS)

	Period of nine months ended September 30,
	2003	2002
OPERATING REVENUES:		(Restated )
Local and domestic long distance usage	423,707	535,500
Basic rent	382,360	409,714

Local and domestic long distance	806,067	945,214

International long distance	70,064	95,842
Net settlements	10,662	14,322

International long distance	80,726	110,164
Fixed to mobile outgoing calls	399,858	522,855
Interconnection incoming	50,375	38,265
Other wireline-related services	278,774	210,896

Total wireline services	1,615,800	1,827,394
Wireless services	515,461	533,123
Other	87,520	79,853

Total operating revenues	2,218,781	2,440,370

OPERATING EXPENSES:
Operations, maintenance, repairs and administrative	1,036,940	1,094,424
Interconnection costs	273,502	236,990
Depreciation and amortization	722,472	794,473
Concession and other taxes	126,032	171,696

Total operating expenses	2,158,946	2,297,583

Operating income	59,835	142,787

OTHER (EXPENSES) INCOME, NET:
Financing cost, net	(5,845)	(20,586)
Other expenses, net	(62,922)	(10,532)

Total other expenses, net	(68,767)	(31,118)

(Loss) income before income tax	(8,932)	111,669
INCOME TAX	(26,819)	(26,301)

(Loss) income before minority shareholders’ interest	(35,751)	85,368
Minority shareholders’ interest	(500)	(1,686)

Net (loss) income	(36,251)	83,682

(Loss) earnings per share	(47)	108

(Loss) earnings per ADS (based on 7 shares per ADS)	(327)	755

Average shares outstanding (in millions)	776	776

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 AND YEAR ENDED DECEMBER 31, 2002

(In millions of constant bolivars)

	Capital stock				Additional paid-in capital	Retained earnings	Legal reserve	Employees benefits shares	Other adjustments	Total stockholders’ equity
	Nominal value	Inflation adjustment	Treasury stock	Total
Restated balance as of December 31, 2001	34,173	2,365,104	(357,533)	2,041,744	32,213	1,726,897	259,040	(73,753)	62,072	4,048,213
Net income	—	—	—	—	—	83,682	—	—	—	83,682
Dividends declared	—	—	—	—	—	(49,025)	—	—	—	(49,025)
Employees benefits shares	—	—	—	—	—	(2,626)	—	(6,304)	—	(8,930)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	19,169	19,169

Restated balance as of September 30, 2002	34,173	2,365,104	(357,533)	2,041,744	32,213	1,758,928	259,040	(80,057)	81,241	4,093,109
Net loss	—	—	—	—	—	(3,058)	—	—	—	(3,058)
Dividends declared	—	—	—	—	—	(284,175)	—	—	—	(284,175)
Employees benefits shares	—	—	—	—	—	(875)	—	1,357	—	482
Cumulative translation adjustment and other	—	—	—	—	—	—	—	—	(6,140)	(6,140)

Restated balance as of December 31, 2002	34,173	2,365,104	(357,533)	2,041,744	32,213	1,470,820	259,040	(78,700)	75,101	3,800,218
Net loss	—	—	—	—	—	(36,251)	—	—	—	(36,251)
Dividends declared	—	—	—	—	—	(61,620)	—	—	—	(61,620)
Employees benefits shares	—	—	—	—	—	464	—	(325)	—	139
Cumulative translation adjustment and other	—	—	—	—	—	—	—	—	(7,242)	(7,242)

Balance as of September 30, 2003	34,173	2,365,104	(357,533)	2,041,744	32,213	1,373,413	259,040	(79,025)	67,859	3,695,244

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of constant bolivars)

	Period of nine months ended September 30,
	2003	2002
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net (Loss) income	(36,251)	83,682
Adjustments to reconcile net (loss) income to net cash provided by operating activities-
Gain from net monetary position	(21,344)	(28,403)
Exchange loss, net	38,688	47,998
Depreciation and amortization	722,472	794,473
Provision for doubtful accounts	63,785	58,488
Provision for inventories obsolescence	1,431	8,517

Changes in current assets and liabilities -
Accounts receivable	(11,075)	(161,385)
Accounts receivable from Venezuelan Government entities	(9,898)	35,046
Inventories and supplies	24,747	(48,143)
Other current assets	(17,910)	(25,220)
Accounts payable	(67,646)	98,934
Accrued employee benefits	93,554	19,912
Deferred revenues	(13,776)	(14,302)
Other current liabilities	45,131	33,736

	811,908	903,333
Changes in non current assets and liabilities -
Other assets	(15,152)	(65,263)
Pension and other post-retirement benefit obligations	14,273	67,728

Net cash provided by operating activities	811,029	905,798
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of intangibles	(5,870)	(32,410)
Capital expenditures, net of disposals	(54,913)	(287,512)

Net cash used in investing activities	(60,783)	(319,922)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Repayments of debt	(92,759)	(240,296)
Dividends paid	(342,021)	(320,586)
Purchased shares for employees benefit fund	(671)	(10,376)

Net cash used in financing activities	(435,451)	(571,258)

Increase (decrease) in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain of cash and temporary investments	314,795	14,618
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS	(97,687)	(77,282)
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS	58,471	236,643

Increase in cash and temporary investments	275,579	173,979
CASH AND TEMPORARY INVESTMENTS:
Beginning of period	545,306	477,121

End of period	820,885	651,100

SUPPLEMENTAL INFORMATION:
Cash paid during the period for -
Interest	34,074	43,175

Taxes	313,653	262,511

RESULT FROM NET MONETARY POSITION

Operating activities	44,023	38,435

Financing activities	75,008	67,250

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2003, unless otherwise indicated)

NOTE 1 - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and translated into English.

NOTE 2 - COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunication services including Internet access, wireless communications and telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), Cantv.Net, C.A. (Cantv.Net), C.A. Venezolana de Guías (Caveguías), and Altair, C.A. (Altair).

CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (see Note 17 (d) and (e) - Commitments and contingencies - Concession mandates and Competition).

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government guaranteed CANTV, except in some circumstances, to be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000.

b)	Beginning on November 27, 2000, any party who obtains the corresponding administrative concession is able to provide basic telecommunication services in the country (see Note 4 - Regulation).

c)	The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, (the Ministry), and satisfactory performance by CANTV of its obligations under the Concession.

d)	Until December 31, 2000, CANTV paid annually a total of 5.5% of services billed for the Concession tax. Beginning in January 2001, the Company is subject to pay up to 4.8% of gross revenues (see Note 4 (a) - Regulation - Organic Telecommunications Law). Expenses under this concept are included in the accompanying consolidated statements of operations as Concession and other taxes totaling for Bs 53,914 and Bs 63,702 for the nine months ended September 30, 2003 and 2002, respectively.

e)	The Concession requires the Company to expand, modernize and improve the quality of its telephone network, as well as, meet prescribed service quality targets. Those Concession mandates include national and regional expansion and modernization targets as well as, annual and cumulative targets that the Company has to meet during the mentioned period. After that period, mandates were changed by the Eight-Year Review Concession Agreement (see Note 17 (d) and (e) - Commitments and contingencies—Concession mandates and Competition).

f)	The Concession specifies various penalties, which may be, imposed on CANTV for negligent or intentional violation of Concession provisions, depending on the violation, a public reprimand, a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through September 30, 2003, have not been material.

Eight-Year Review Agreement

On February 21, 2000, CANTV and the Comisión Nacional de Telecomunicaciones (CONATEL) signed the Eight-Year Review Agreement (the Agreement), effective until December 31, 2000. The Agreement included the review of the concession regarding quality service, tariffs framework, commercialization of new services and the elimination of the service expansion mandate and the introduction of a new 80% average digitalization mandate (see Note 4 - Regulation and Note 17 (d) - Commitments and contingencies - Concession mandates).

Starting 2001, the Company is regulated by the Concession and the Organic Telecommunication Law, enacted in 2000 (see Note 4 - Regulation).

Cellular Concession

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs 219,013 (Bs 5,388 on an historical cost basis) and established Movilnet. The amount paid for the cellular concession is being amortized over 40 years.

Until December 2000, the annual payment of cellular concession fee based on services billed was 10%. Beginning in 2001, the tax regime applicable to cellular services operators is up to 9.3% of gross revenues, which is decreasing by 1% per annum until 2005. (see Note 4 (a) - Regulation - Organic Telecommunications Law).

For the nine months ended September 30, 2003 and 2002, the Concession tax expense included in the consolidated statements of operations as concession and other taxes was Bs 26,224 and Bs 51,291, respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with Venezuelan Generally Accepted Accounting Principles (Venezuelan GAAP).

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual consolidated results may differ from those estimates.

b)	Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of September 30, 2003, in accordance with the Venezuelan Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) (revised and comprehensive), issued by the Venezuelan Federation of Public Accountants (VFPA).

In December 2000, the VFPA issued the new DPC 10 (revised and comprehensive), which superseded the standard issued in 1991 and its three amendments as well as the technical publications number 14 and 19. The main changes outlined in this standard pertain to presentation and disclosures and not methodology, which are effective for those periods beginning after December 31, 2000.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at September 30, 2003 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

For the period ended September 30, the most representative indexes used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

	2003	2002
End of period CPI	366.02149	289.17087
Average for period CPI	343.30804	258.22820
Inflation of period	21%	25%

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at September 30, 2003, as follows:

i.	Monetary assets and liabilities (cash and temporary investments, accounts receivable, certain other assets and most liabilities) as of September 30, 2003, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of September 30, 2002, have been updated based upon the relative change in the CPI between that date and the CPI at September 30, 2003.

ii.	Non-monetary assets (principally inventories and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets) and stockholders’ equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at September 30, 2003.

iii.	The non-monetary liability for pension and other post-retirement benefit obligations and its related expense, are recorded based on actuarial calculations (see Note 12 - Retirement benefits).

iv.	Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at September 30, 2003.

v.	Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi.	The monetary gain (loss) is attributable to the Company’s net monetary asset or liability position in an inflationary period and has been set forth as loss from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14 - Financing cost, net).

c)	Consolidation

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. Principal CANTV’s subsidiaries are: Movilnet, Cantv.Net, Caveguías, CANTV Finance and Altair. All subsidiaries are wholly owned, except for Caveguías which is 80% owned and, prior to 2002, Altair which was 51% owned by CANTV. All significant inter-company balances and transactions among the companies have been eliminated.

In May 2002, CANTV which at that time owned 51% of Altair, acquired the remaining 49% from Sky OnLine who was the operating partner of Altair under a contract signed with CANTV in 1997. CANTV paid Bs 18,104 (US$14 million), of which, Bs 6,736 (US$5.2 million) were paid as indemnification to Sky OnLine for the termination of an equipment supply, technical assistance and maintenance contract. Expenses for this concept are included in the accompanying consolidated statements of operations as operating expenses.

d)	Cash and temporary investments

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation and foreign exchange gain of cash and temporary investments, are reflected as a separate caption in the consolidated statements of cash flows.

e)	Inventories and supplies, net

Inventories and supplies are presented at cost, net of reserves which does not exceed its fair value. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

f)	Depreciation and amortization

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets (see Note 2 - Company Background and Concession Agreement - Cellular Concession and Note 9 - Other assets).

g)	Computer software

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets are between 3 and 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software’s development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h)	Impairment of long-lived assets

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of long-lived assets has been recorded.

i)	Revenue recognition

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company records as deferred revenue those amounts of billed services which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories.

During 2002, the Company launched a promotion for cellular subscribers consisting of awarding customers with credits in services for the total usage made during November and December 2002. The amount will be credited to the account of each subscriber through equal installments during the following twelve months beginning in February 2003, only if certain conditions are met, such as maintaining active and solvent condition for postpaid customers and maintaining positive balances for prepaid customers. As of September 30, 2003, deferred revenues amounted Bs 13,912 related to the proportion of billed revenues in November and December 2002 related to free services to be delivered in future months as part of the promotion, net of the percentage of subscribers which based on prior experience will not be awarded with the benefit due to default in complying with the established conditions. These deferred revenues are being realized once the related services are delivered during 2003. During 2001, the Company did not defer revenues for a similar promotion, and reduced 2002 revenues as customers were awarded with the benefits of the promotion. Consolidated financial statements as of September 30, 2002 have been restated in order to reflect these changes.

j)	Amortization of discount on issued promissory notes

In September 2000, the Company issued discount promissory notes denominated in bolivars with a maturity of 5 years. The discount is being amortized using the effective rate method (see Note 10 – Long-term debt)

k)	Income tax

Income tax is calculated based upon taxable income, which is different from income before tax in the statement of operations. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets.

The Company recognizes through the deferral method, the impact of income taxes originating from temporary differences existing between the income tax expense calculated on the basis of net income, determined in accordance with Venezuelan Generally Accepted Accounting Principles, and this concept, calculated on the taxable income for the period, determined in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized.

The recording of a deferred income tax benefit is subject to a reasonable expectation of realization. Based on current conditions of economic uncertainty, the Company has not recorded the asset resulting from deferring the tax effect of temporary reconciliation differences.

l)	Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer’s accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one-month salary per year of service up to a maximum of 150 days’ current salary. Furthermore, in the case of involuntary termination the Law established the payment of an additional severance benefit of up to a maximum of 90 days current salary based on length of employment.

The Company has an Employees benefit fund destined to award employee excellence through the granting of the Company shares (see Note 13 - Stockholders’ equity - Employees benefit fund). This contribution is recognized as expense as long as the employees earn stock awards.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV makes distributions equal to 120 days salary yearly.

o)	Pension plan and other post-retirement benefits

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (see Note 12 - Retirement benefits).

Postretirement benefits relating to health care expenses are recorded based on actuarial estimates (see Note 12 - Retirement benefits).

n)	Foreign currency denominated transactions

Foreign currency denominated transactions is recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which were Bs 1,600.00/US$1 and Bs 1,474.00/US$1 as of September 30, 2003 and 2002, respectively (see Note 5 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange gain (loss), net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14 - Financing cost, net). The Company does not make any operations related to “hedging” on amounts and transactions in foreign currency.

o)	Fair value of the financial instruments

The carrying values of cash and equivalents, accounts receivable and accounts payable approximate their fair values, since these instruments have short-term maturities. In addition, most of the loans and other financial obligations of CANTV and subsidiaries have interest rates subject to market variations. Management considers their carrying values to be approximate to fair values.

p)	Earnings (loss) per share

Earnings per share are based on 775,986,858 and 776,250,078 of average common shares outstanding for the nine months ended September 30, 2003 and 2002, respectively.

q)	Consolidated financial statement reclassifications

Certain amounts from the September 30, 2002 consolidated financial statements have been reclassified for comparison purposes.

r)	Restructuring of the consolidated financial statements

The Company has adopted International Accounting Standard (IAS) 19: Employee Benefits (Revised 1998) in provisions applicable to the amortization period of the transition obligation resulting from the adoption of pension plan, with immediate recognition retroactively since 1999. Previously, the Company was amortizing the transition obligation based on the average remaining service life of employees of 20 years. Adoption of IAS 19 represented an increased liability of Bs. 182,843 and the related accumulated charge to retained earnings as of December 31, 2002. Financial statements for previous years have been restated to reflect this adoption for comparison purposes.

In 2003 the Company adopted the interpretations issued by the International Accounting Standards Board, applicable in Venezuela, related to the consolidated presentation of the financial statements of the Employees Benefit Fund and the presentation of the Class “C” shares, acquired by the fund, as a deduction of stockholders’ equity. As of September 30, 2003 these Class “C” shares have a book value of Bs 79,025. This fund was previously accounted as other assets.

Additionally, The Company’s participation in the International Satellite Telecommunication Organization (INTELSAT) and in New Skies Satellites, N.V., have been classified as available-for-sale and, as a result, the fluctuation on its fair value of Bs 1,761 is included in other adjustments in the statement of changes in stockholders’ equity. Beginning July 2001, the INTELSAT investment is recorded under the cost method as a result of its privatization. Previously this investment was recorded under the equity method (1.12%).

The consolidated financial statements as of September 30, 2002 restated from the amounts previously reported are as follows:

	As Restated	As previously reported
Total assets	6,492,180	6,556,510
Total liabilities	2,395,357	2,203,678
Stockholders’ equity	4,093,109	4,349,118
Operating income	142,787	130,713
Net income	83,682	63,510

NOTE 4 - REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (see Note 2 - Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is an independent regulatory body under the direction of the Ministry, created by presidential decree in September 1991 (“CONATEL Decree”), which has the authority to manage, regulate and control the use of limited resources in telecommunications services in Venezuela, and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection taxes. CONATEL is also responsible together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia) for the promotion and protection of free competition.

a)	Organic Telecommunications Law

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines for the opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of a joint agreement between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

i.	Provides the legal framework to establish specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, as well as penalties, consumer and operator’s rights and responsibilities.

ii.	Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

iii.	Operator’s freedom to set rates is specified, establishing controls only in those cases where dominant control is evidenced or in cases of insufficient competition.

iv.	Adopts a new tax regime applicable to all telecommunications service operators on the basis of gross revenues. The new taxes replace the former annual tax and concession fee, which was assessed at 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% tax to fund CONATEL, up to 0.5% tax for spectrum allocation, 1% tax to create the Universal Service Fund, 0.5% tax for the Telecommunications Training and Development Fund. In addition, cellular operators are subject to a supplemental tax of up to 4.5% of gross revenues (without interconnection revenue) in the year 2000, which decreases by 1% per annum until 2005 when it will be eliminated.

b)	Telecommunications regulations

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include:

i.	Requirements, conditions, limitations and general dispositions for the opening of basic telephony services in a free competition environment and equal opportunities between existing and new operators.

ii.	Regulation for mandatory interconnection with charges based on costs, plus a reasonable profit margin, changing the previous structure of interconnection charges based on tariffs. Submission of quarterly accounting information by separate accounts is also required, and before the fourth quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria. As of September 30, 2003, CANTV has signed 14 interconnection agreements with different operators (see Note 17 (e) - Commitments and contingencies - Competition).

iii.	The rules for granting administrative concession for the network establishment and development and the rendering of telecommunication services and the spectrum concession usage and development. Additionally, spectrum concession will be granted through public offering procedures and in certain cases, direct adjudication will be granted. Value added services, except for Internet services, does not require authorization, only notification specifying the networks, links or systems to support the service.

c)	Tariffs

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established the maximum tariffs effective March 10, 2001 and a new “price-cap” system that replaced the prior tariff adjustment mechanism provided under the Agreement. Under the “price-cap” system, the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the devaluation rate of the Bolivar against the US dollar. The “price-cap” system allows the increase or decrease of established tariffs based on deviations in excess of up to 7.5% above or below the projected monthly estimates of those indexes. CANTV may apply for an upward adjustment to the established tariffs up to 2.5% above the accrued excess of the projected index. CONATEL may request a downward adjustment to the established tariffs up to 2.5% below the accrued excess of the projected index. If the accrued excess of the projected index deviates more than 7.5% above, CONATEL must review the “price-cap” formula. This “price-cap” system were effective as of September 30, 2003.

On May 30, 2002, pursuant to the new price-cap system CONATEL published in Official Gazette N° 37,454 the price-cap corresponding to year 2002, which became effective on June 15, 2002. This agreement contemplated the new scheme for residential plans, which reduces the number of plans from 7 to 5, including flat residential tariff and the prepaid tariff. The new plans established by the Company are: “Limited”, “Classic” and “Talk More For Less”, which replaced the 5 previous plans that were effective through June 15, 2002. Under the price-cap system, CANTV was authorized to increase national and international long distance call services tariffs to a maximum of 19.70% and 12.83%, respectively, which have not been changed since June 2002. The Company, however, instead granted promotional discounts between 5.84% and 11.40% for these services.

In addition, the agreement of May 30, 2002 included two provisions for extraordinary adjustments. The first extraordinary adjustment was related to residential customers, establishing the adjustment to the Price-Cap in September 2002 for any deviations between the projected variables in the agreement and the actual figures published by the Central Bank of Venezuela. The extraordinary adjustment could be up to 4%, only requiring notification to CONATEL through publication in the local press. On September 16, 2002 this extraordinary tariffs adjustment became effective at the maximum 4%.

The second extraordinary adjustment relates to fixed to mobile outgoing calls services and international long distance. This extraordinary adjustment is applicable only if significant deviations in the devaluation occur. On August 31, 2002, an adjustment of fixed to mobile tariffs was approved due to the accumulated devaluation and published in the Official Gazette N°. 37,506 on August 15, 2002. Tariffs for international long distance services did not require an extraordinary adjustment.

Beginning April 1, 2003, an average increase of up to 25% of non-regulated tariffs by CONATEL related to residential and non-residential customers miscellaneous services and also an increase of 12% for basic rent of flat residential plan tariffs became effective pursuant to the Official Gazette N° 37,454 published on May 30, 2002.

On April 27, 2003 a regular tariffs increase in a range of 4% to 7% for non-residential, fixed to mobile and public telephones tariffs became effective pursuant to the tariff agreement published in the Official Gazette N° 37,669 on April 10, 2003. Additionally, this agreement reproduces the provisions for extraordinary adjustments from the agreement of May 30, 2002 with the modification of allowing up to three adjustments. Two of these were approved in July and October 2003 at the rates of 2% and 4%, respectively, and the third can be approved beginning on January 1, 2004 at a rate of up to 9.24%.

NOTE 5 - BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities denominated in U.S. dollars and liabilities in Japanese yen (see Note 18 - Market risk), as of September 30, as follows:

	2003	2002
	(Expressed in millions of U.S. dollars)
Cash and temporary investments	184	280
Accounts receivable, net	25	41
Other assets	39	29
Accounts payable	(67)	(49)
Short and long-term debt	(216)	(264)

Net (liabilities) asset position in foreign currency	(35)	37

Effective February 5, 2003, the Venezuelan Government and the BCV signed exchange agreements effective such date (see Note 20 - Exchange control).

NOTE 6 - ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net balances as of September 30, are as follows:

	2003	2002
Subscribers	436,600	436,225
Net settlements	20,776	35,169
Telephone and prepaid cards distributors	38,971	69,851
Other	25,041	124,379

	521,388	665,624
Less: Allowance for doubtful accounts	(91,557)	(72,170)

	429,831	593,454

Unbilled revenues of Bs 85,761 and Bs 133,134 are included in accounts receivable as of September 30, 2003 and 2002, respectively.

NOTE 7 - ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s principal customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 6% and 5%, of the Company’s revenues during the nine months period ended September 30, 2003 and 2002, respectively.

The following table sets forth the aging of accounts receivable from Government entities as of September 30:

Years	2003	2002
2003	56,152	-
2002	11,463	37,612
2001 and prior	25,428	55,009

	93,043	92,621

During the nine month period ended September 30, changes in accounts receivable from Government entities is shown as follows:

	2003	2002
Balance at beginning of period	101,024	154,936
Billings	130,616	117,474
Collections	(123,206)	(152,772)
Monetary loss	(15,391)	(27,017)

Balance at end of period	93,043	92,621

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have an adverse effect on the profitability of the Company.

During 2002, CANTV received Venezuelan National Public Debt Bonds from the Government for a discounted value of Bs 63,562 in order to pay overdue debts to the Company of which as of September 30, 2003, are recorded as other assets Bs 1,808 (see Note 9 – Other assets) and the remaining has been transferred to the pension plan fund also the discount amortization and earned interests for Bs 8,075 (see Note 12 – Retirement benefits).

In January 2003, CANTV received from the Government a promissory note in U.S. dollars for US$10,705,816 (Bs 17,129) with maturity as of June 30, 2004, in order to pay overdue debts to the Company. This promissory note is recorded as other assets (see Note 9 – Other Assets).

In May 2003, CANTV received from the Mayor and the Government, Venezuelan National Public Debt Bonds for Bs 499 and Bs 16,287 (nominal value), in order to pay basic services with the Company, which are recorded as other assets (see Note 9 – Other assets). Additionally, in September 2003 the company also received Venezuelan National Public Debt Bonds for Bs 7,629 and Bs 3,698 (nominal value) from the Mayor and the Government, to pay basic services with the Company, which are recorded as cash and temporary investments.

CANTV’s management believes all amounts from Government entities will be collected either in cash and/or through Government bonds and promissory notes.

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net as of September 30, is comprised as follows:

	2003	2002
Plant	13,473,328	14,672,227
Buildings and facilities	2,486,263	1,929,636
Furniture and equipment	468,606	1,212,894
Vehicles	48,069	50,913

	16,476,266	17,865,670
Less: Accumulated depreciation	(12,870,419)	(13,720,842)

	3,605,847	4,144,828
Land	66,095	66,666
Construction work in progress	62,470	192,283

	3,734,412	4,403,777

The average useful lives for the different classes of property, plant and equipment are as follows:

Average useful lives (in years)
Plant	3 to 32
Buildings and facilities	5 to 25
Furniture and equipment	3 to 7
Vehicles	3 to 5

Property, plant and equipment include capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs 9,494 and Bs 16,603 for the nine months ended September 30, 2003 and 2002, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

NOTE 9 - OTHER ASSETS:

Other assets as of September 30, are comprised as follows:

	2003	2002
Software, net	283,299	256,727
Investments	36,921	54,828
Investment in Venezuelan National Public Debt Bonds	16,815	46,313
Prepaid taxes	9,146	13,228
Other	19,502	11,048

	365,683	382,144

Software, net, include the cost of computer software and systems for internal use, net of accumulated amortization and the cost of usage rights of satellites which are amortized over periods ranging from 3 to 7 years based upon the terms of contracts granting usage rights.

Amortization expense was Bs 60,426 and Bs 57,121 for the nine months ended September 30, 2003 and 2002, respectively. Accumulated amortization was Bs 622,777 and Bs 545,948 as of September 30, 2003 and 2002, respectively.

Investments represent the Company’s participation in the International Satellite Telecommunications Organization (INTELSAT) and in New Skies Satellites N.V. The Company classifies these investments as available-for-sale and the fluctuation on its fair value is included in other adjustments in the statement of changes in stockholders’ equity.

As of September 30, 2003, Investment in Venezuelan National Public Debt Bonds includes bonds received from the Government, the most significant having a nominal value of Bs 16,287 (Bs 13,543 nominal value) with a payable quarterly variable interest rate, which is due on November 18, 2005 (see Note 7 – Accounts receivable from Venezuelan Government Entities).

As of September 30, 2003, Other includes a promissory note received from the Government in January 2003 for Bs 17,129 in order to pay overdue debts to the Company, which will be effective until March 29, 2004 (see note 7 – Accounts receivable from Venezuelan Government Entities).

NOTE 10 - LONG-TERM DEBT:

Long-term debt as of September 30, is comprised of the following:

	2003	2002
Notes in U.S. dollars at fixed interest rates of 9.25% at September 30, 2003 and 2002 maturing in 2004 and 2002, respectively.	159,985	186,573
Notes in U.S. dollars at fixed interest rates of six-month LIBOR plus a margin between 1.35% and 1.75% (averaging 3.69% at September 30, 2002), maturing through 2003.	—	51,308

	2003	2002
Bank loans in Japanese yens at a fixed interest rate of 5.80% at September 30, 2003, a margin from 2.38% to 6.80% at September 30, 2002 and in U.S. dollars at interest rates of six-month LIBOR (averaging and 5.81% at September 30, 2002), maturing through 2009.	85,380	109,630
IFC loans in U.S. dollars at variable interest rates:
a. Six-month LIBOR plus a margin between 1.75% and 3.00%, (averaging 4.18% and 3.67% at September 30, 2003 and 2002, respectively), maturing through 2005.	40,000	55,972
b. Six-month LIBOR plus a margin of 2.00%, (averaging 3.39% and 3.92% at September 30, 2003 and 2002, respectively), maturing through 2007.	28,000	40,813
c. Six-month LIBOR plus a margin between 1.75% and 6.00% (averaging 3.14% and 5.25% at September 30, 2003 and 2002, respectively), maturing through 2005.	32,000	46,553
Supplier loans in U.S. dollars at interest rates of three-month LIBOR plus a margin between 0.25% and 0.95% (averaging 2.50% at September 30, 2002), maturing through 2002.	-	897
Notes payable to suppliers in U.S. dollars at fixed interest rates of 5.48% maturing in 2003 and 2002, respectively.	100	116
Banks loan in bolivars, bearing interest at the average lending rate of the four major banks in Venezuela (35.70% and 47.82% at September 30, 2003 and 2002, respectively), maturing through 2007.	1,653	2,485
Bank loans in bolivars at a fixed and variable interest rate of 22.92% and 34.93% at September 30, 2003 and 2002, respectively, maturing through 2010.	33,200	39,821

	380,318	534,168
Less: Current maturities	(199,477)	(98,526)

	180,841	435,642

On June 7, 1996, the Company entered into an agreement with the “International Finance Corporation” (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$261 million, of which US$175 million was disbursed. Of the amount disbursed, US$75 million was used in the Company’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$100 million represents the conversion of certain debt outstanding under a Bank

Refinancing Agreement into longer-term debt.

In March 1998, the Company paid US$150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company’s annual net income equivalent in U.S. dollars, paid semi-annually.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of September 30, 2003.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling US$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discounts promissory notes of Bs 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. The discount is amortized using the effective rate method. As of September 30, 2003, the balance of these notes, presented net of the unamortized discount, was Bs 19,865. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs 7,000 each, with maturities between 5 and 10 years.

In February 2002, the Company paid US$100 million related to guaranteed notes issued in February 1997 with a fixed interest rate of 8.875%.

Estimated payments of long-term debt are: Bs 404 in 2003, Bs 199,350 in 2004, Bs 106,086 in 2005, Bs 23,416 in 2006, Bs 23,673 in 2007 and Bs 27,389 thereafter, translated into bolivars at the exchange rate at September 30, 2003.

NOTE 11 - OTHER CURRENT LIABILITIES:

Other current liabilities as of September 30, are comprised of the following:

	2003	2002
Concession tax	32,569	55,332
Subscriber rights	66,380	77,573
Accrued liabilities	72,287	49,961
Income, value added and other taxes	40,195	55,553
Interest payable	4,494	5,168
Provision for legal and tax contingencies	30,426	22,781
Technical and administrative services due to affiliates Stockholders	5,888	4,735
Other	20,040	20,255

	272,279	291,358

NOTE 12 - RETIREMENT BENEFITS:

Pension plan

The Company sponsors a non-contributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee’s final salary. As of September 30, 2003 and 2002, the Company has funded with assets Bs 345,924 and Bs 252,682, respectively, in a trust for this benefit plan on behalf of the retirees. As of September 30, 2003, this pension plan fund includes Bs 69,829 million related to the Venezuelan National Public debt received during 2002 in order to pay basic services (see Note 7 – Accounts receivable from Venezuelan Government entities). These bonds have a discounted value between a range of 68.75% and 99.43% with maturity dates in 2003 and 2004 and a payable quarterly variable interest rate.

Assumptions used to develop the projected benefit obligation are as follows:

Discount rate	7%
Expected return on plan assets	6%
Rate of compensation increase	2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates.

Post-retirement benefits other than pensions

The Company records medical claims related to accrued postretirement benefit obligations other than pensions, based on actuarial calculations.

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

Discount rate	7%
Medical cost trend rate	2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates.

Defined contribution plan

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) which includes a supplementary monthly payment to the normal payments on pension benefits to retirees and survivors as of August 15, 1995, who receive a pension bonus equal or less than Bs 30,000 a month, as well as those retirees who are older than 60 with bonus payments between Bs 30,001 and Bs 70,000. Contributions are distributed to retirees based upon the number of years they have been retired. Additionally, each retired employee can receive a one-time annual bonus of Bs 145,000 (in nominal bolivars) at the Company’s discretion. As of September 30, 2003 and 2002, the Company has funded Bs 17,092 and Bs 21,543, respectively, in a trust for this plan on behalf of these employees. The Company has no obligation to increase this plan.

NOTE 13 - STOCKHOLDERS’ EQUITY:

Dividends

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comisión Nacional de Valores (CNV), regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions that limit the ability of the Company to pay cash dividends (see Note 10 – Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings”. The Capital Markets Law mandates that the Company annually distribute not less than 50% of its net annual income to its shareholders, after income tax provision and having deducted the required legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit.

According to CNV Standards, the unconsolidated net income, excluding the equity participation of subsidiaries adjusted for inflation, is the basis for dividends distribution.

The Capital Markets Law provides that dividends must be declared in a Shareholders’ Assembly during which the shareholders determine the amount, form and frequency of the dividend payment. Additionally, under CNV regulations, companies’ by-laws must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends in the year when the income is obtained.

On March 28, 2003, an Ordinary Shareholders’ Assembly Approved the remaining payment of the ordinary dividend for 2003 of Bs 71 per share, to be paid in cash on April 23, 2003, to shareholders of record as of April 9, 2003.

On December 10, 2002, an extraordinary Shareholders’ Assembly declared an extraordinary dividend with a charge to accumulated profits as of December 31, 2001 of Bs 165 per share. The Board also approved the payment of a portion of the ordinary dividend for 2003 of Bs 140 per share. These dividends were paid on January 15, 2003 to shareholders of record as of January 2, 2003.

On March 22, 2002, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs 41.60 per share to shareholders of record as of May 24, 2002. This dividend was paid on June 6, 2002 by the Company.

On October 24, 2001, an Extraordinary Shareholders’ Assembly declared an extraordinary cash dividend of Bs 520 per share, to be paid in two installments, one of Bs 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other one of Bs 236 per share on March 18, 2002 to shareholders of record as of March 6, 2002.

On March 27, 2001, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs 63 per share to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.

Guidelines for future dividends distribution

On December 14, 2001, CANTV’s Board of Directors approved new guidelines for the annual dividend distribution beginning in 2002. These guidelines include the distribution to the shareholders of 50% of the prior year free cash flow, defined as free cash flow taken from annual audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments previous to the Board of Directors recommendation and approval of the Annual Shareholders Assembly, according to current Venezuelan legislation.

Capital stock

Capital stock is represented by 926,037,385 shares at September 30, 2003, as follows:

Stockholders	Class	Participation %	Number of shares (in thousands)
Verizon Communications, Inc (Verizon)	A	25.31	196,401
Telefónica Venezuela Holding B.V.	A	7.01	54,407
Banco Mercantil	A	0.05	367
Inversiones TIDE, S.A.	A	-	3
Banco de Desarrollo Económico y Social de Venezuela (formerly Fondo de Inversiones de Venezuela)	B	6.69	51,900
Employee Trusts and Employees	C	8.76	67,958
Verizon Communications, Inc. (Verizon)	D	3.61	28,009
Public Shareholders	D	48.57	376,914

		100.00	775,959

Employees benefits shares			11,181
Class D shares held in treasury			138,897

			926,037

In 2001, VenWorld was a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefónica Internacional de España, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium) who acquired 40% of CANTV shares in 1991.

Beginning on January 1, 2001, VenWorld shareholders have the right to have their shares redeemed and converted into CANTV Class “A” shares. Any Class “A” share transferred to a non-subsidiary entity, wholly owned by the Participants of the Consortium will be automatically converted into Class “D” shares.

During 2001, three of the Participants of the Consortium requested the redemption of their shares, leaving Verizon Communications and T.I. Telefónica Internacional de España, S.A. as shareholders and Participants of the Consortium, together with other minority shareholders representing 3.3% of VenWorld’s capital stock.

On February 1, 2002, an extraordinary shareholders assembly of VenWorld approved the liquidation of the Consortium.

Class “B” shares may only be owned by the Government. The transfer of Class “B” shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class “D” shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class “C” shares. Class “B” stockholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other stockholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class “C” shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries as well as employees companies and benefit plans. Any Class “C” shares transferred to any other individual or entity will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class “C” shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. Holders of Class “D” shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class “B” and “C” stockholders lose the right to designate them according to CANTV’s By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV’s capital stock in a global public offering. The Company’s Class “D” shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class “D” shares.

Repurchase programs

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved a third share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of US$30 per ADS or US$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001. Upon completion of the repurchase program, the total repurchased shares were 138,896,536, which were converted into treasury shares. These shares may be offered for sale within two years following their acquisition date, or reduced from capital stock as approved by the Shareholders Assembly as established by the Capital Markets Law.

On March 31, 2000, an Ordinary Shareholders’ Assembly approved a new share repurchase program that authorized the Company to repurchase up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs 4,871 per share or up to US$50 per ADS. During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs 2,940 per share, equivalent US$28.39 per ADS. Shares repurchased under this program were reduced from capital stock.

Employees Benefit Fund

In 1993, the Company created the “Employees Benefit Fund” through a Bank Trust on behalf of employees to acquire 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to the employees as part of the “Excellence Award” program launched by CANTV. This contribution is recognized as expense as long as the employees earn stock awards. On October 24, 2001, an Extraordinary Shareholders Assembly approved the increase of the “Excellence Award” via the internal purchase of Class “C” shares of up to 2% of the capital stock as of December 2, 1991. As of September 30, 2003 and 2002, the trust maintains 11,181,150 and 11,127,370 shares, respectively.

Beginning June 30, 2003, the Company decided to adopt U.S. GAAP and recent pronouncements and recommendations of the International Accounting Standards Board. As a result, prior years financial statements have been restated to reflect these shares as a deduction of stockholders’ equity and to record other assets from the trust as part of the consolidated balance sheet of the Company. This fund was previously accounted for as other assets.

Legal reserve

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year’s net income to a legal reserve until such reserve equals at least 10% of capital stock.

NOTE 14 - FINANCING COST, NET:

Financing cost, net for the nine months period ended September 30, is as follows:

	2003	2002
Interest income	38,388	30,519
Interest expense	(26,889)	(31,510)
Exchange loss, net	(38,688)	(47,998)
Gain from net monetary position (Note 15)	21,344	28,403

	(5,845)	(20,586)

The net exchange loss reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yens into bolivars at the exchange rates as of September 30, 2003 and 2002 (see Note 5—Balances in foreign currency). Prior to February 12, 2002, the BCV had the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the then current reference rate, which was set by the BCV and adjusted to account for projected inflation on a monthly basis.

Effective February 12, 2002, the Government decreed the free currency fluctuation, which stopped the band system. From that date, the exchange rate used for purchases and sales of currencies was fixed based on the free market fluctuation resulting from the supply and demand. The BCV purchased and sold currencies in the market through an auction system with the foreign exchange market operators. During the initial business days of free foreign currency fluctuation there was strong bolivar devaluation. Effective January 21, 2003, the Venezuelan Government and the BCV agreed to suspend the trading of foreign currencies in the country during five business days and established an exchange control regime (see Note 20—Exchange control).

The devaluation of the bolivar against the U.S. dollar was 14% and 94% for the nine months ended September 30, 2003 and 2002, respectively.

The gain from net monetary position reflects the loss from holding net monetary liabilities in a period of inflation, which was 21% and 25% for the nine months ended September 30, 2003 and 2002, respectively.

NOTE 15 - MONETARY POSITION:

For the period of nine months ended on September 30, the gain from net monetary position, is as follows:

	2003	2002
Net monetary liability position at the beginning of the period	(400,528)	(499,203)
Revenue and expenses, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	656,736	351,335
Additions to non-monetary assets and liabilities	100,641	250,818
Pension plan payments	(63,959)	(22,942)
Dividends declared	(61,620)	(49,025)
Exchange loss, net	(38,688)	(47,998)

Net monetary asset (liability) position estimated at the end of the period	192,582	(17,015)
Net monetary asset position at the end of the period	213,926	11,388

Gain from net monetary position	21,344	28,403

NOTE 16 - TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulation, labor contracts and other matters related to the Company. The Government is also the major customer of the Company (see Note 7 - Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates includes purchase of inventories, supplies, plant and equipments, technical and administrative services and net revenues related to the settlement of international telephone traffic with affiliates. Amounts for these transactions for the nine months ended September 30, are as follows:

	2003	2002
Purchase of inventories, supplies, plant and equipments of stockholders’ affiliates	10,472	9,925

Technical and administrative services expenses	15,381	40,650

Net revenues related to the settlement of international telephone traffic with affiliates	2,064	1,661

As of September 30, 2003 and 2002, the Company has recorded payables to Verizon for Bs 17,014 and Bs 18,832, respectively. These payables do not bear interests.

NOTE 17 - COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

a.	Capital expenditures

Payment commitments acquired by the Company as of September 30, 2003, related to capital expenditures, are approximately US$ 18.4 millions.

b.	Operating leases

The Company leases real state properties under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c.	Litigation

The Company is involved in numerous administrative and judicial proceedings, most of which are tax objections and labor cases for special retirements, employee severance benefits and other benefits related to early retirement. Based on the opinion of its external legal counsel handling these proceedings, management believes that the majority of these litigations will be resolved in the Company’s favor. Nevertheless, Management believes that the Company has recorded adequate provisions as of September 30, 2003 for these cases.

d.	Concession mandates

Currently, there is no mandatory plant modernization required under the concessions.

Opening Regulations establish that Basic Service Telecomunication Operators are required to install and maintain public telephone equipment equivalent to 3% of its subscriber base.

The guidelines for the market opening in Venezuela (see Note 4 - Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation by CONATEL of the quality service regulations that will be effective for all basic services operators, which have not been approved yet.

e.	Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer in habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry exercised its authority under this provision to grant a rural multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telephone services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (today Digicel) for the central and eastern regions of Venezuela, respectively. Currently Infonet, Digitel and Digicel are operating.

On November 24, 2000 CONATEL issued a new Telecommunications Law, which established the basic regulatory framework. The new regulations, (see Note 4 (a) - Regulation - Organic Telecommunications Law) had the objective of creating an appropriate environment for new entrants and to allow for effective competition. These regulations rule the sector’s opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Génesis Telecom, C.A. (Génesis) are two of the companies granted with a concession. Additionally, CONATEL has granted administrative habilitations to offer long distance services to the following companies: Convergence Communications de Venezuela, Veninfotel, Multiphone, Telecomunicaciones NGTV, S.A., Totalcom, Etelix, Telcel, Orbitel, LD Telecom, Convergia Venezuela, C.A. and Corporación Intercall, C.A., most of which offer the service by means of prepaid cards (Calling Card).

The Company, during the second quarter of 2001, completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel BellSouth, telecommunication’s operators which existed before the opening and as of September 30, 2003 has executed 14 interconnection agreements with companies authorized by CONATEL, as are: Convergence Communication de Venezuela, Veninfotel, Multiphone, Telecomunicaciones NGTV, S.A., Totalcom, Etelix, Orbitel, LD Telecom, Convergia Venezuela, C.A. and Corporacion Intercall, C.A. These agreements will permit the interconnection between CANTV and other carrier’s networks. Current operators maintaining interconnection agreements with the Company are: Telcel BellSouth, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Entel Venezuela (before Orbitel), Multiphone, Totalcom, Etelix, Telecomunicaciones NGTV, S.A., LD Telecom, Convergia Venezuela, C.A and Corporación Intercall, C.A

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service which allows wireline service customers access to the operator network, previously selected, in order to receive national and international long distance services in continuous and automatic form without use of the identification code for long distance on each call.

NOTE 18 - MARKET RISK:

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use (“derivatives”) financial instruments in its investment portfolio. The Company places its investments with the highest quality of The United States of America (U.S.A.) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollars short-term financial investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yens, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations.

NOTE 19 - SEGMENT REPORTING:

The Company manages its operations in two main business segments: wireline and wireless services. The Company’s reportable segments are strategic business units offering different products and services in the telecommunications and related services industry. Each business requires different technology and marketing strategies and are managed separately. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services.

Segment results for the nine months ended September 30, 2003 and 2002, and assets as of September 30, 2003 and 2002, are as follows:

	2003	2002
Wireline services:
Operating revenues -
Local and domestic long distance usage	424,782	539,047
Basic rent	382,362	409,717

Local and domestic long distance	807,144	948,764
International long distance	70,166	97,489
Net settlements	10,662	14,322

International long distance	80,828	111,811
Fixed to mobile outgoing calls	399,858	522,855
Interconnection incoming	59,296	41,501
Other wireline-related services	460,639	344,069

Total operating revenues	1,807,762	1,969,000

Intersegment revenues	191,962	141,606

Operating (loss) income	(61,783)	17,692

Depreciation and amortization	630,484	674,666

Capital expenditures, net	30,873	112,169

Assets at the end of the period	6,244,561	6,505,988

Wireless services:
Operating revenues -
Access	48,188	55,158
Interconnection	229,792	260,274
Usage	229,941	278,562
Equipment sales	151,110	128,465
Other	19,818	11,504

Total operating revenues	678,849	733,963

Intersegment revenues	163,388	200,840

Operating income	114,452	110,701

Depreciation and amortization	79,881	109,254

Capital expenditures, net	18,062	159,766

Assets at the end of the period	2,140,947	1,723,760

The reconciliation of segment operating revenues, operating income and assets, to the consolidated financial statements as of September 30, are as follows:

Reconciliation of operating revenues:

	2003	2002
Reportable segments	2,486,611	2,702,963
Other telecommunications-related services	87,520	79,853
Elimination of intersegment operating revenues	(355,350)	(342,446)

Total operating revenues	2,218,781	2,440,370

Reconciliation of operating income:

	2003	2002
Reportable segments	52,669	128,393
Other telecommunications-related services	5,518	14,105
Elimination of intersegment operating income	1,648	289

Total operating income	59,835	142,787

Reconciliation of assets:

	2003	2002
Reportable segments	8,385,508	8,229,748
Elimination of assets	(3,113,944)	(2,149,787)
Other telecommunications-related services	435,611	412,219

Assets at the end of the period	5,707,175	6,492,180

NOTE 20 - EXCHANGE CONTROL:

By means of agreement subscribed between the Venezuelan Government and the Central Bank of Venezuela, published in the Official Gazette N° 37,614 of January 21, 2003, the trading of foreign currencies in the country during five business days was suspended. This agreement was extended for five additional business days, according to the Official Gazette N° 37,618 of January 27, 2003.

On February 5, 2003, were published in the Official Gazette No. 37,625 the exchange agreements 1 and 2, and on February 7, 2003, was published in the Official Gazette No. 37,627 the exchange agreement 3. These agreements will rule the Foreign Currency Management Regime and establish the exchange rate applicable to transactions set forth in such agreements, respectively. Such agreements provide for the following clauses:

a) The Central Bank of Venezuela will centralize the purchase and sale of currencies in the country under the terms agreed upon.

b) Such agreements provide for the incorporation of the Comisión de Administración de Divisas (CADIVI) (Foreign Currency Management Commission) that will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the agreement.

c) The exchange rates applicable from the effectiveness of such agreements are Bs 1,596/US$1 for purchase and Bs 1,600/US$1 for sale.

d) The purchase and sale in national currency of Republic’s Titles issued in foreign currency until the Central Bank of Venezuela and the Venezuelan Government set up the norms in order to make these transactions are suspended.

Also, on February 5, 2003, the Venezuelan Presidency issued Decree N° 2,302, partly amended by Decree N° 2,330 of March 6, 2003, that provides for the functions of CADIVI and the Standards for the Management and Control of Foreign Currencies. As provided by such decree, the President of the Republic, in Council of Ministers, will approve the general guidelines for the distribution of the foreign currencies in the exchange market, based on the CADIVI’s opinion and the availability of foreign currencies that will be prepared under the application of the exchange agreement. Such decree also establishes that the acquisition of foreign currencies will be subject to prior registration of the interested party in the registry of users and the authorization to participate in the exchange regime with the supporting documents and other requisites to be established by CADIVI.

To the issuance date or these financial statements, the Venezuelan Government has issued decrees and norms which set up requisites, controls and formalities in order to get authorization of foreign currency acquisition, as well as general rules of distribution and administration of the foreign currency mentioned, which will be vested to the foreign exchange market.

On April 22, 2003 and on June 18, 2003, Norms No. 25 and N° 34 were published in the Official Gazettes No. 37,674 and N° 37,714, respectively, by means of which, CADIVI manages the administration and formalities for foreign currency acquisition in order to pay public foreign debt acquired before January 22, 2003.

In order to guarantee access to foreign currency for essential goods and services, should CADIVI fail to approve on a timely manner the acquisition of foreign currency, the Company acquired $74.2 million of Venezuelan debt Bonds denominated in US dollars and paid in bolivars at the official exchange rate of Bs. 1,600 per US dollar. These bonds have a maturity of 7 years, a fixed rate coupon, semi-annual interest payments and can be traded in foreign markets at a time the Company chooses to obtain US dollars in exchange. In September 2003 these bonds were sold for $51.2 million (at a price of 69%), and a loss of Bs. 36,822 was recognized in the results of the Company and included in the consolidated statements of operations as Other expenses, net.

As of September 30, 2003, the Company has received approval by CADIVI to acquire US$32.1 million for payments of foreign goods and services and US$18.5 million for debt payments. In addition, CADIVI approved US$ 15.4 millions for the conversion from bolivars to dollars for the repatriation of dividends paid in bolivars in April 2003.

The Company is processing the necessary formalities through the consignation of requisites required by CADIVI for the application of foreign currency.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes

Armando Yañes Chief Financial Officer

Date: November 21, 2003